Exhibit 21.1

List of Subsidiaries

Jurisdiction of
Name	Incorporation

Southern Community Bank	Florida
Southern Community Bank, Atlantic	Florida
Southern Community Bank of Southwest Florida	Florida
Southern Community Bank of South Florida	Florida
Southern Community Banc Mortgage LLC	Florida
Southern Community Insurance Agency Inc.	Florida